

SECURIT ... ISSION

12060811

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SEC FILE NUMBER
8-48726

SEC Mail Processing Section
APR 06 2012
Washington DC 405

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CFG CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1422 CLARKVIEW ROAD, 5th FLOOR
(No. and Street)

BALTIMORE	MD	21209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ED MCCABE (732)-713-5023
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REZNICK GROUP, P.C.
(Name - *if individual, state last, first, middle name*)

7501 WISCONSIN AVENUE	BETHESDA	MARYLAND	20814-6583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/19

OATH OR AFFIRMATION

I, Kevin P. Rast , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFG Capital Markets, LLC as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Executive Managing Director

Title

Notary Public



KAREN L.G. BAILEY
MY COMMISSION EXPIRES
NOTARY PUBLIC
8-18-2015
BALTIMORE COUNTY, MD

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

STATEMENT OF FINANCIAL CONDITION

CFG CAPITAL MARKETS, LLC
(A WHOLLY-OWNED SUBSIDIARY)

DECEMBER 31, 2011


Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

STATEMENT OF FINANCIAL CONDITION

CFG CAPITAL MARKETS, LLC
(A WHOLLY-OWNED SUBSIDIARY)

DECEMBER 31, 2011

CFG Capital Markets, LLC
(a wholly-owned subsidiary)

TABLE OF CONTENTS

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7501 Wisconsin Avenue
Suite 400E
Bethesda, MD 20814-6583
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT

To the Member
CFG Capital Markets, LLC

We have audited the accompanying statement of financial condition of CFG Capital Markets, LLC as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CFG Capital Markets, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
March 9, 2012
(Except for Note 10, for which the correction made for which the date is April 2, 2012)

CFG Capital Markets, LLC
(a wholly-owned subsidiary)

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

CURRENT ASSETS		
Cash	$	183,275
Prepaid expenses and other		6,415
Total current assets		189,690
NON-CURRENT ASSETS		
Furniture and equipment, net of accumulated depreciation of $8,585		1,935
Intangible assets		92,800
Goodwill		8,015
Total non-current assets		102,750
TOTAL ASSETS	$	292,440

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	10,288
TOTAL LIABILITIES		10,288
COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY		282,152
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	292,440

See notes to financial statement

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

CFG Capital Markets, LLC (the Company) was formed under the laws of the State of Maryland on October 29, 1997 under the name Havenwood Capital Markets, LLC (Havenwood) for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) and as a member organization of the Financial Industry Regulatory Authority (FINRA). On August 26, 2011, the members of Havenwood Capital Markets, LLC sold 100% of their membership interests to Capital Funding Group, Inc (CFG). Subsequent to the assignment of membership interests, CFG, as the sole member, elected to change the name of the Company to CFG Capital Markets, LLC. The Company's operating agreement provides that the existence of the Company is perpetual.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Consulting and loan sale advisory fees are billed on a fixed fee arrangement and recognized when all revenue recognition criteria have been met including mutual acceptance of the contract, the services have been performed, and payment is reasonably assured.

Income Taxes

Prior to the assignment of membership interests, the Company elected to be treated as an S Corporation for federal income tax purposes. The Company's S Corporation election was subsequently terminated after the assignment of membership interest and as such, the Company is now treated as a C Corporation.

Furniture and Equipment

Furniture and equipment is carried at cost. Depreciation for both financial statement and tax purposes is computed using straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred. Depreciation using the straight-line method is determined using the following estimated useful lives:

	Years
Computer equipment	5-8
Furniture and fixtures	6

Acquisitions

The parent company's cost in acquiring the Company has been pushed down by recording the fair value of the acquired assets on the Company's statement of financial condition.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination accounted for using the purchase method. Goodwill is deemed to have an indefinite life and is not amortized. Goodwill is tested for impairment if a qualitative assessment by the Company has determined that it is more likely than not (greater than 50% likelihood) that the reporting unit's fair value is less than its carrying amount. If it is more likely than not that the reporting unit's fair value is less than its carrying amount, a two-step goodwill impairment test is performed. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the

reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. Based on a qualitative assessment at December 31, 2011, the Company determined it is more likely than not that the reporting unit's fair value is greater than its carrying value.

Indefinite Life Intangible Assets

Indefinite life intangible assets are not subject to amortization. The Company performs an impairment test annually or whenever events or changes in circumstances indicate that the carrying amount is impaired. Impairment is recognized when the carrying amount of the indefinite life intangible asset exceeds its fair value. The Company performed an impairment analysis test as December 31, 2011 and concluded that no impairment charge was required.

NOTE 3 - ACQUISITION OF HAVENWOOD CAPITAL MARKETS, LLC

On April 18, 2011, Capital Funding Group, Inc. (CFG) entered into a Purchase Agreement with the members of Havenwood Capital Markets, LLC (Havenwood) to purchase 100% of their outstanding membership interests. The acquisition was consummated on August 26, 2011. The assignment of membership interests effectuated a business combination that required a valuation of the acquired assets to fair value as of August 26, 2011 to reflect the purchase price paid in the acquisition. CFG's cost in acquiring the Company has been pushed down by recording the fair value of the acquired assets on the Company's books. Accordingly, the results of operations subsequent to the acquisition reflect a new basis of accounting from the date of acquisition. Therefore, the operating results for the period August 27, 2011 through December 31, 2011 reflect a new, post-acquisition basis of the assets and liabilities. In addition, the statement of operations has been bi-furcated to present operations on a pre-acquisition basis (January 1, 2011 through August 26, 2011) and post-acquisition basis (August 27, 2011 through December 31, 2011).

The consideration for acquiring the membership interests of Havenwood totaled $250,000 which was paid in cash by CFG to the members of Havenwood. Transaction costs of $4,800 were expensed as part of the transaction. The purchase price of $250,000 was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

Cash	$	142,079
Property and equipment and other assets		7,106
Intangible assets - brokerage license		92,800
Goodwill		8,015
Total	$	250,000

NOTE 4 - LEASES

The Company leased office space on a month-to-month basis in Sparks, Maryland during 2011 at a rate of $1,435 per month through July 31, 2011. In addition, the Company sub-leased office space in Washington, D.C. on a month-to-month basis at a rate of $958 per month through May 31, 2011. To defer some of the cost of the Washington, D.C. office, the Company has entered into an office sharing agreement and receives $479 per month. Net rent expense for these two offices for the year ended December 31, 2011 was $12,481.

NOTE 5 - CONCENTRATION OF CREDIT RISK

As a non-clearing broker, the Company has its customer's transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

The Company keeps its cash with major banks and/or its clearing broker. Cash in bank accounts is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank accounts may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in bank accounts in excess of the insured limits. Cash held at the clearing broker is not insured by the FDIC, but is subject to coverage by the Securities Investor Protection Corporation (SIPC).

For the year ended December 31, 2011, the Company's non-interest revenue was primarily derived from two customers. The Company's future results of operations could be adversely

affected should they lose any of these customers. The Company is currently engaged in acquiring new customers to expand its operations.

NOTE 6 - COLLATERAL ACCOUNT

The Company has entered into a clearing agreement with Southwest Securities. The clearing agreement requires the Company to maintain a minimum clearing deposit of $125,000. As of December 31, 2011, the balance in the clearing account at Southwest Securities is $125,064.

NOTE 7 - INCOME TAXES

At December 31, 2011, the Company had a federal net operating loss of $40,000. If left unused, the loss will expire in 2031. The Company is required to apply a valuation allowance to reduce deferred tax assets if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's valuation allowance at December 31, 2011 is $12,000.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company shares office space with CFG and has entered into an expense sharing agreement with respect to overhead expenses incurred in maintaining the CFG offices in Baltimore, Maryland. CFG has agreed to pay all operating expenses of the Company, including postage, telephone and communications expenses, rent and utilities, the salaries of individuals employed by CFG who at any time perform work on the Company's matters, and other miscellaneous office expenses. No expenses paid for by CFG will at any time be apportioned back to the Company. All operating expenses of the Company which are paid for by CFG, to the extent they are not included as liabilities in reports filed with the SEC or FINRA, are recorded on a separate schedule of expenses pursuant to Rule 17a-3(a)(1) and (a)(2) of the SEC 1934 Act. CFG is legally liable to vendors for all of the costs incurred and expenses paid on behalf of the Company. During the year ended December 31, 2011, CFG paid $26,808 of expenses on behalf of the Company which were recorded as capital contributions to the Company.

CFG paid $25,000 in consideration for transition-related services related to the acquisition of the Company in accordance with the Purchase Agreement. These payments are included in consulting fees in the statement of operations.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company had net capital of $172,987, which was $72,987 in excess of its required net capital of $100,000. The Company's aggregate indebtedness ratio was 5.95%.

NOTE 10 - EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption under the provisions of Rule 15c3-3(k)(2)(ii) (corrected from a prior typographical error) and was in compliance with the conditions of such exemption at December 31, 2011. The Company is not required to furnish information relating to possession or control requirements because it is exempt from rule 15c3-3.

NOTE 11 - EXEMPTION FROM REQUIREMENTS UNDER RULE 17a-5(E)(4)

The Company has gross revenues of less than $500,000 and is therefore exempt from the supplemental SIPC report filing requirements pursuant to Rule 17a-5(E)(4).

NOTE 12 - SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through March 9, 2012 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.